

Mail Stop 4561

May 2, 2017

Chad Steelberg
Chief Executive Officer
Veritone, Inc.
3366 Via Lido
Newport Beach, CA 92663

> **Re: Veritone, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 28, 2017**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 21, 2017**
> **File No. 333-216726**

Dear Mr. Steelberg:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2017 letter. Pagination numbers refer to the amendment filed on April 27, 2017.

Summary Consolidated Financial and Operating Data, page 12

1.   Please revise the footnote to your pro forma loss per share to clearly support your calculation. In this regard, describe how you adjusted the numerator to add back the accretion of your preferred stock and how the pro forma weighted average shares outstanding reflects the accumulated liquidation preference of your preferred stock. The same comment applies to your disclosure in Selected Consolidated Financial Data on page 46.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Secured Convertible Bridge Note Financing, page 54

2.   Your disclosure indicates that upon the completion of this offering, all of the Bridge Notes will automatically be converted into an aggregate of 587,854 shares of your common stock. The number of shares appears to be calculated based on a principal amount of $8 million, while the remaining available $4 million under the Bridge Note may or may not be drawn. Please revise or advise. The same comment applies to your disclosure on page 66. Please also revise your disclosures to clarify the amount of Bridge Notes included in your pro forma balance sheet information.

Consolidated Balance Sheets, page F-3

3.   Please label the appropriate columns as "restated" on your consolidated balance sheet and other consolidated financial statements as of and for the year ended December 31, 2016.

4.   The numbers of authorized and outstanding shares of your preferred stock do not appear adjusted for the reverse stock split. Please ensure share numbers are adjusted throughout the registration statement.

Notes to Consolidated Financial Statements

Note 7. Related Party Transactions, page F-23

5.   We note the service agreement you entered into with Acacia Research Group, LLC on August 22, 2016. Tell us whether you have received any services under this agreement during 2016 and how you considered disclosing such transactions pursuant to ASC 850-10-50-1, to the extent material.

Note 10. Subsequent Events, page F-25

6.   We note your response to prior comment 7. You have an obligation to issue the Acacia 10% Warrant when the Acacia Primary Warrant is automatically exercised upon the completion of this offering. Please revise to disclose the estimated financial effect of issuing the Acacia 10% Warrant, to the extent material. In addition, ensure that the effects are included in your pro forma information disclosed in your Summary Consolidated Financial and Operating Data on page 12 and Selected Consolidated Financial Data on page 46.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Ellen S. Bancroft, Esq.
Morgan, Lewis & Bockius LLP